SilverCrest Metals Announces Executive Appointments and
Provides Corporate Updates

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – January 14, 2019 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce the promotions of Stephany (“Rosy”) Fier to the position of Vice President, Exploration & Technical Services and Nicholas Campbell as Executive Vice President, Business Development for the Company.

Ms. Fier is a mining and geological engineer with more than 10 years’ experience in exploration, construction and mine production in Mexico, Canada, USA, and Central America. She has been the Exploration Manager for the Company since its inception in 2015 and has lead the SilverCrest team in the discovery of a high-grade precious metal vein system at the Las Chispas Property. Previously, Ms. Fier held several roles with SilverCrest Mines Inc. at the Santa Elena Mine in Sonora, Mexico, from 2009 to 2015. These roles included exploration manager, resource modeller, construction supervisor, and production engineer for both open pit and underground mining.

Mr. Campbell has been the Vice President, Business Development for the Company since October 2016 and has been promoted to Executive Vice President, Business Development.

Michael Rapsch has resigned from his position as Vice President, Corporate Communication.

N. Eric Fier, CPG, P.Eng comments, “The promotions of both Rosy and Nick are a testament to their hard work over the last three years to help make SilverCrest another success story in the industry. Congratulations to them and their dedication. The Company sincerely thanks Mr. Rapsch for his contributions and services and wishes him the best in his future endeavours.”

OTHER CORPORATE UPDATES

An online web-based platform called “VRIFY” has completed a virtual tour of Las Chispas, which is available on the homepage of the Company’s website, www.silvercrestmetals.com.

SilverCrest will be presenting at the upcoming Vancouver Resource Investment Conference 2019 on January 20 to 21 and the AME’s Mineral Exploration Roundup 2019 conference in Vancouver on January 31. Various intercepts, including those of Record Hole BA18-122 (9.3 metres grading 6,336 gpt AgEq) recently announced on January 9, 2019, will be on display in the Core Shack at Roundup.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico's historic precious metal districts. The Company's current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metals mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

N. Eric Fier, CPG, P.Eng	For Further Information:
CEO	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1 (604) 694-1730
	Fax:	+1 (604) 694-1761
	Toll Free:	1-866-691-1730 (Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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